UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FILE NUMBER
8- 53514


10035662

FACING PAGE
Information Required or Brokers and Dealers Pu[rsuant to Section 17 of the] Securities Exchange Act of 1934 and Ru[le 17a-5 Thereunder]

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First National Capital Markets, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha (City) Nebraska (State) 68197 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. David Cota, President (402) 602-7485 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) Nebraska (State) 68102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Cota, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to First National Capital Markets, Inc., for the year ended December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me in my presence, this 24 day of February 2010 Notary Public in and for the County of Douglas State of Nebraska

(Signature) Notary Public

My Commission expires 10-04-12

Name: David Cota

President
Title



GENERAL NOTARY - State of Nebraska
CHRISTINE L. JUBER
My Comm. Exp. Oct. 4, 2012

Notary Public

This report** contains (check all applicable boxes):

- [x] Independent Auditors' Report.
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] Notes to Financial Statements.
- [x] (g) Computation of Net Capital for Brokers and Dealers Pursuance to Rule 15c3-1 under the Securities Exchange Act of 1934.
- [x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Required).
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Required).
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report (Filed Separately).
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First National Capital Markets, Inc.

(SEC I.D. No. 8-53514)

Statement of Financial Condition as of December 31, 2009 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document



Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First National Capital Markets, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2010

FIRST NATIONAL CAPITAL MARKETS, INC.
(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS	
CASH AND CASH EQUIVALENTS	$ 3,343,888
RECEIVABLES:	
Commissions	417,703
Affiliate (Note 4)	82,513
Federal income taxes	178,182
Other	10,531
Total receivables	688,929
PREPAID EXPENSES AND OTHER ASSETS	62,615
PROPERTY AND EQUIPMENT — Net (Note 3)	641
INVESTMENT IN PARTNERSHIP (Note 6)	368,970
TOTAL	$ 4,465,043
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accrued expenses and other liabilities	$ 243,233
Accrued compensation and benefits	138,616
Accounts payable to affiliates (Note 4)	143,337
State taxes payable	71,730
Total liabilities	596,916
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding	10,000
Additional paid-in capital	640,000
Retained earnings	3,218,127
Total stockholder's equity	3,868,127
TOTAL	$ 4,465,043

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of First National Investment Banking, Inc. ("FNIB") which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including fixed income and money market securities primarily to institutional clientele. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services. The Company executes and clears trades through an independent third party clearing firm.

The Company is registered with the Securities and Exchange Commission (the "SEC") and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc., ("FINRA").

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC" or "Codification") – In June 2009, the FASB issued FASB Statement No. 168, *The FASB Accounting Standards Codification and The Hierarchy of Generally Accepted Accounting Principles*. The Codification became the source of authoritative generally accepted accounting principles ("GAAP') recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. GAAP is not intended to be changed as a result of this statement, but will change the way the guidance is organized and presented. FASB Statement No. 168 is effective for annual financial statements issued for periods ending after September 15, 2009, and references to GAAP in this report have been updated as a result. The adoption of FASB Statement No. 168 did not impact the Company's financial condition.

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

Securities Transactions — Securities transactions are recorded on a trade-date basis.

Income Taxes — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax bases of existing assets and liabilities by applying currently enacted statutory rates which are applicable to future periods.

Deferred taxes relate to employee benefits, depreciation, amortization, and the partnership investment. The Company had deferred tax assets of approximately $17,000 and deferred tax liabilities of approximately $44,000 at December 31, 2009. Net deferred taxes of approximately $27,000 are reflected in other liabilities on the statement of financial condition.

The Company has no liability recorded at December 31, 2009 for uncertainty in income taxes or for interest and penalty payments. The tax years 2004 through 2008 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return.

Subsequent events – As required by ASC 855-10, *Subsequent Events,* the Company evaluated subsequent events through February 23, 2010. The Company did not have any subsequent events that would require recognition or disclosure in the financial statements or footnotes as of and for the year ended December 31, 2009.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $2,797,936 and a net capital requirement of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

3. PROPERTY AND EQUIPMENT

The Company's property and equipment as of December 31, 2009, consisted of the following:

Furniture and equipment	$ 12,757
Computer equipment	10,586
Software	250,283
	273,626
Accumulated depreciation and amortization	(272,985)
Net property and equipment	$ 641

4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha (FNBO). These services include federal funds transfers, bond accounting, portfolio trades, repurchase agreements and negotiable certificates of deposit dealer services, and commercial paper management. At December 31, 2009, $82,513 was due to the Company from an affiliate for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website

development, financial services, executive support, financial, operational and information systems audit services, compliance audit and consulting services, branding/trademark modifications and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2009, the Company owed its affiliates $143,337 for services provided.

At December 31, 2009, the Company held cash of $343,894 with FNBO. The Company had cash in excess of federally insured limits of $93,894 at December 31, 2009. The Company has not experienced any losses on its deposits of cash.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

5. EMPLOYEE BENEFIT PLANS

Employees of the Company participate in employee benefit plans sponsored by the Parent Company. Among them is a noncontributory defined benefit pension plan. The Company is allocated its share of the cost of this plan. As of December 31, 2009, the Company had remitted all amounts related to its share of the benefit obligation to the Parent Company; therefore, no liability existed.

In addition to providing pension benefits, the Parent Company also sponsors postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance. The Company is allocated its share of costs for the postretirement benefit plan. As of December 31, 2009, the Company had remitted all amounts related to its share of the benefit obligation to the Parent Company; therefore, no liability existed.

In addition to the pension and postretirement benefit plans, the Parent Company also has a contributory defined contribution plan which covers substantially all employees. The Company is allocated its share of costs for the defined contribution plan. At December 31, 2009, the Company's share of the obligation was approximately $66,000, which is recorded as a liability on the statement of financial condition.

6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost, $368,970. The Company assesses this investment for impairment on an annual basis.

7. COMMITMENTS AND CONTINGENCIES

The Company may be involved in various legal matters in the normal course of its business. At December 31, 2009, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's financial position.

* * * * * *

February 23, 2010

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of First National Capital Markets, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or

combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Omaha, Nebraska